82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

TELEFAX

04024286

AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z.HD/ATTN:	**Paul M. Dudek Chief Intern.Corp.Finan.**
FAX.NO:	001 202 942 9624
DATUM/DATE	07.04.2004 Mi
BETREFF/REF:	Press release
SEITEN/PAGES	2

04 APR -9 AM 7:21

SUPPL

PROCESSED
APR 14 2004
THOMSON FINANCIAL

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MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

April 7, 2004

MAYR-MELNHOF ACQUIRES FOLDING CARTON OPERATION IN VALENCIA, SPAIN

Mayr-Melnhof has entered into a definitive agreement to acquire the folding carton business of Alcan Packaging Alzira S.A. in Valencia, Spain. The transaction is expected to be completed by the end of May.

Production will be continued at the present location until mid-2005 when Mayr-Melnhof will move to a purpose-built plant in Valencia.

The business is the second largest folding carton producer in Spain, which is one of Europe's largest consumer goods markets. The folding carton operation has about 200 employees and achieves annual sales of EUR 27 million. Detergent packaging besides food packaging currently accounts for the main part of the business. Exports stand at about 20 %.

Productivity improvements, the utilization of synergies and additional business, particularly with multinational customers, shall enhance both profitability and volume during the upcoming years.

Approval of the relevant anti-trust authority is still pending.

INCREASE OF SHAREHOLDING IN C.P. SCHMIDT

The Group has acquired an additional 25 % shareholding in the German folding carton producer C.P. Schmidt Verpackungs-Werk GmbH & Co. KG, Kaiserslautern, leading to a total shareholding of 75 %.

For further information, please contact:
Stephan Sweerts-Sporck, Investor Relations, Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
Tel.: (+43/1) 50136, Fax: (+43/1) 50136 – 1195
E-Mail: investor.relations@mm-karton.com, **Website:** http://www.mayr-melnhof.com